LINCOLN INVESTMENT PLANNING, LLC
(SEC File Number: 8-14354)

Statement of Financial Condition
December 31, 2023
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-14354

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Investment Planning, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Office Center Drive, Suite 300
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diane McCarthy	215-881-4656	dmccarthy@lincolninvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mitchell & Titus
(Name – if individual, state last, first, and middle name)

2000 Market Street, Suite 620	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/22/2003	523
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane McCarthy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Investment Planning, LLC _____, as of December 31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Karen O'Neill, Notary Public
Montgomery County
My commission expires January 27, 2027
Commission number 1122512
Member, Pennsylvania Association of Notaries

Karen O'Neill
Notary Public

Signature: _Diane McCarthy_

Title: Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

LINCOLN INVESTMENT PLANNING, LLC
Statement of Financial Condition
Year Ended December 31, 2023

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Lincoln Investment Planning, LLC (the Company) as of December 31, 2023. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Mitchell & Titus, LLP

February 29, 2024

2000 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

LINCOLN INVESTMENT PLANNING, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$ 30,163,692
Cash segregated under federal and other regulations	23,687,124
Commissions receivable	7,139,967
Advisory fees receivable	155,591
Fees receivable	2,815,736
Advances to financial advisors, net of provision for doubtful accounts of $334,307	450,057
Receivable from customers	823,012
Receivable from providers	15,875
Prepaid expenses	5,371,163
Receivable from affiliate-current	389,191
Receivable from affiliate-long term	98,880
Notes receivable from financial advisors and others, net of provision for doubtful accounts of $11,454	10,152,594
Property and equipment, net of accumulated amortization of $1,845,725	3,818,227
Operating lease right-of-use assets, net	6,372,382
Deposits with clearing organization and other	145,877
Goodwill and other intangible assets, net of accumulated amortization of $3,013,855	22,342,184
Other assets	950,461
Total assets	**$ 114,892,013**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Payable to customers	$ 11,118,489
Commissions payable	9,200,619
Payable to retirement plan	1,387,203
Payable to affiliate	1,453,897
Accounts payable and accrued expenses	18,143,833
Notes payable-current	1,563,651
Note payable-long term	471,371
Operating lease liabilities-current	2,271,266
Operating lease liabilities-long term	5,228,101
Finance lease liabilities-current	89,259
Deferred advisory revenue	485,710
Total liabilities	$ 51,413,399

Member's equity

Member's equity	63,478,614
Total liabilities and member's equity	**$ 114,892,013**

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1   **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Lincoln Investment Planning, LLC (the Company) is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. The Company is in the business of providing financial services to the public nationally primarily through independent financial advisors and specializes in the sale of advisory services to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. The Company self-clears and custodies approximately 38% of its clients' assets on its proprietary *Retirement and Investor Solutions* platform. Approximately 42% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2023.

Income Taxes

As a limited liability company, the Company is not subject to federal or state income taxes. As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's statement of financial condition does not reflect any assets or liabilities for federal or state income taxes.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes *(continued)*

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2020.

Property and equipment

Property and equipment include computer equipment and internally developed software and are amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of property and equipment whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The capitalization of costs of internally developed software begins when technological feasibility is established. The estimated useful life of property and equipment ranges from three to seven years.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating and finance leases for corporate offices and equipment with remaining lease terms of 2 months to 6 years, some of which include options to extend the lease for up to 10 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. Operating and finance lease assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.

As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial advisors and others based on experience and specifically identified risks. An allowance for losses is recorded when a determination is made that there is reasonable likelihood that the balance may not be recoverable. That determination is based on a variety of factors, including the status with the Company of the financial advisor and the ability of the financial advisor's earnings to cover his or her liability.

The method used for determining the provision for doubtful accounts is in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-13, which requires it to be based on estimated future losses, and is consistent with the method used in prior years. Allowance for doubtful accounts comprised of the following:

Doubtful accounts, beginning balance	$	337,518
Write-offs		(104,727)
Provision		112,970
Doubtful accounts, ending balance	$	345,761

Goodwill and Other Intangible Assets

Goodwill and advisor relationships are accounted for in accordance with the requirements of FASB Accounting Standards Codification (ASC) 350, *Intangibles–Goodwill and Other*. Goodwill and advisor relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

The Company performed an annual impairment evaluation as of December 31, 2023 and noted there was no impairment to any of its goodwill or advisor relationships. Goodwill and advisor relationships are not amortized.

Customer lists are amortized between five and eight years. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Notes Receivable from Financial Advisors and Others

The Company's notes receivable balance primarily consists of notes receivable from financial advisors. These interest-bearing note agreements are given to financial advisors to assist them in growing their business. The repayment term of the note ranges from six months to 8 years.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial advisor's securities registration is terminated by the Company. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial advisors and maintains an allowance based on estimated future losses, pursuant to ASU 2016-13. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial advisors. This methodology is consistent with that which was used in prior years.

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is more likely than not that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2023, there were two outstanding notes receivable that were categorized as non-performing.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's statement of financial condition and related disclosures.

NOTE 3   **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Segregated cash of $23,687,124 represents cash segregated in special reserve bank account for the exclusive benefit of customers pursuant to the Customer Protection Rule 15c3-3 under the U.S. Securities Exchange Act of 1934.

NOTE 4   RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of the month following 30 days from date of hire. Employees are eligible for the profit-sharing and Section 401(k) component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component. Participants are always fully vested in their contributions and become fully vested in any company contributions after they have completed three years of service.

NOTE 5   PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2023 consisted of the following:

Computer equipment	$ 271,371
Internally developed software	5,392,581
	5,663,952
Less : Accumulated amortization	(1,845,725)
Property and equipment, net	**$ 3,818,227**

The $3,818,227 internally developed software is still in progress, amortization will start once the project is completed in 2024 and will be amortized over seven years.

NOTE 6   ASSET PURCHASE AGREEMENTS

In 2023, the Company entered into asset purchase agreements with financial advisors based in California, Colorado, Pennsylvania, Massachusetts and Virginia. The fair value of the acquisitions, after determination of the contingent consideration, was $1,774,287, and included $552,541 in cash paid to the seller and $1,221,746 representing the fair value of the notes payable due to the seller. In August 2023, the Pennsylvania asset purchase was sold to a Pennsylvania financial advisor.

The Company allocated the total purchase price to customer lists and covenant not to compete intangible assets. The fair values assigned to identifiable intangible assets were determined primarily by using a market approach, as the Company has significant experience in purchasing, facilitating the purchasing of, and dealing with financial advisors who have purchased customer lists, both affiliated with the Company and with competitors.

NOTE 6   **ASSET PURCHASE AGREEMENTS** *(continued)*

The following table summarizes the estimated fair values of the assets acquired at acquisition date:

Covenant not to compete	$ 50,000
Customer lists	1,724,287
Gross Assets Purchased	1,774,287
Less: Asset purchase sold	(266,395)
Assets Purchased, net	$ 1,507,892

NOTE 7   **NOTES PAYABLE**

Asset Purchase Agreements

The non-interest-bearing notes payable relate to the asset purchase of a financial services firm located in Pennsylvania in 2022 and the asset purchase agreements described in Note 6. The notes payable had a face value of $2,144,876. The notes are discounted based on an imputed interest rate of 5.88% to 6.82% and will be paid off in March 2026.

Notes payable at December 31, 2023 consisted of the following:

	Principal	Unamortized Discount	Carrying Amount
Noninterest-bearing notes payable, issued in connection with the 2022 and 2023 business acquisitions	$ 2,144,876	$ 109,854	$ 2,035,022
Less: Current portion	1,649,276	85,625	1,563,651
Long-term portion	$ 495,600	$ 24,229	$ 471,371

The schedule maturities of the notes payable at December 31, 2023 is as follows:

Year	Amount
2024	$ 1,649,276
2025	247,800
2026	247,800
	$ 2,144,876

NOTE 8   **GOODWILL AND OTHER INTANGIBLE ASSETS**

Goodwill and other intangible assets are comprised of the following at December 31, 2023:

Goodwill	$ 16,497,106
Advisor relationships	1,848,311
Customer lists	6,860,622
Covenants not to compete	150,000
Total	25,356,039
Less: Accumulated amortization	(3,013,855)
Net	$ 22,342,184

The following table is a breakdown by asset category of the weighted average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

Asset Category	Weighted Average Amortization (Years)	Accumulated Amortization
Customer lists	7.97	$ 2,993,022
Covenants not to compete	5.00	20,833
All amortizable intangible assets	7.90	$ 3,013,855

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009, Virginia in 2016, California in 2018, the Legend Equities merger in 2017 and the Legend Advisory business contribution in 2019.

Goodwill is not amortized.

A summary of goodwill activity is as follows:

Goodwill, beginning balance	$ 16,497,106
Goodwill activity during the year	-
Goodwill, ending balance	$ 16,497,106

The advisor relationship assets are related to acquisitions in Washington State in 2009 and California in 2018. Advisor relationship assets are not amortized.

NOTE 8   **GOODWILL AND OTHER INTANGIBLE ASSETS** *(continued)*

The customer lists assets are related to the asset purchases of financial services firms based in Virginia in 2016, Pennsylvania in 2022 and the asset purchase agreements described in Note 6.

Customer lists are being amortized over five to eight years.

The covenants not-to-compete are related to the asset purchase of a financial services firm based in Pennsylvania in 2022 and the asset purchase agreements described in Note 6. Covenants not-to-compete are being amortized over five years.

Non-amortized intangible assets are subject to periodic review for impairment and are written down as applicable.

NOTE 9   **COMMISSIONS RECEIVABLE, OTHER FEES RECEIVABLE AND DEFERRED REVENUES**

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which the customers invest.

Commissions receivable and other fees receivable as of December 31, 2023 and January 1, 2023 were as follows:

	December 31, 2023	January 1, 2023
Commissions receivable	$ 7,139,967	$ 7,220,356
Advisory fees receivable	155,591	118,515
Fees receivable	2,815,736	1,907,932
Total receivables	$ 10,111,294	$ 9,246,803

Deferred advisory revenues represent fees collected in advance of the Company satisfying its respective performance obligations. In general, performance obligations are satisfied within three months of receipt. Deferred advisory revenues were $485,710 and $469,909 as of December 31, 2023 and January 1, 2023 respectively. Accordingly, substantially all deferred revenue as of December 31, 2023 and January 1, 2023 is recognized in the subsequent twelve-month period.

NOTE 10   **RECEIVABLES FROM CUSTOMERS AND PROVIDERS AND PAYABLE TO CUSTOMERS**

Securities owned by customers are held as collateral for receivable from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the statement of financial condition. The receivable from providers are related to contracts with customers.

Payable to customers include amounts due on cash transactions.

Receivables from customers and providers as of December 31, 2023 and January 1, 2023 were as follows:

	December 31, 2023	January 1, 2023
Receivable from customers	$ 823,012	$ 25,611
Receivable from providers	15,875	103,261
Total receivables	$ 838,887	$ 128,872

Payable to customers was $11,118,489 and $11,569,850 as of December 31, 2023 and January 1, 2023 respectively.

NOTE 11   **COMMITMENTS AND CONTINGENCIES**

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are located in Fort Washington, Pennsylvania with its sales offices maintained in several other locations. See Note 14 for additional information on leases. The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, as described in Note 13. This lease includes a clause where both parties may terminate the lease without penalty. Accordingly, the lease is classified as short term and therefore, is not included in the future minimum commitments as described in Note 14.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

NOTE 11   COMMITMENTS AND CONTINGENCIES *(continued)*

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

NOTE 12   AGREEMENTS WITH CARRYING BROKER

The Company has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 13   RELATED-PARTY TRANSACTIONS

The Parent sold a portion of its business to a financial services firm located in New York in 2020. This business is reflected in the Company's accounts as a result of pushdown accounting, therefore the Company had recorded a receivable from the Parent of $2,000,000 plus interest and is payable in 20 equal quarterly payments. The amounts included in the receivable from affiliates are $389,191 for the current portion and $98,880 for the long term portion and are included in the accompanying statement of financial condition as of December 31, 2023.

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC. Financial advisors of the Company also sell products and services for CA. The Company has a payable of $1,453,897 to CA for net advisory fees due, which is included in payable to affiliate in the accompanying statement of financial condition as of December 31, 2023.

Lincoln Investment Software Group, LLC (LISG) is a wholly owned subsidiary of the Parent. The Company had collected all receivables from LISG as of December 31, 2023.

NOTE 14   LEASES

Finance lease assets are included in property and equipment in the statement of financial condition in the amount of $99,979.

Supplemental weighted information related to leases were as follows:

Weighted average remaining lease term (years):

Operating leases	3.37 years
Financing leases	0.58 years

Weighted average discount rate:

Operating leases	4.04%
Financing leases	2.16%

Maturities of lease liabilities as of December 31, 2023 were as follows:

Year	Operating leases	Finance lease
2024	$ 2,530,152	$ 89,821
2025	2,299,164	-
2026	2,037,178	-
2027	1,045,302	-
2028	118,011	-
Total lease payments	$ 8,029,807	$ 89,821
Less: Imputed interest	(530,440)	(562)
Total	$ 7,499,367	$ 89,259

NOTE 15   NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2023, the Company had net capital of $15,764,411, which was 1,932% of aggregate debit balances and $15,514,411 in excess of the minimum net capital requirement.

NOTE 15   **NET CAPITAL REQUIREMENTS** *(continued)*

Distribution payments and other equity withdrawals from the Company are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, the Company may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.

NOTE 16   **SUBSEQUENT EVENTS**

In January 2024, the Company entered into multiple asset purchase agreements with financial advisors based in Florida, Michigan and Texas. The fair value of the acquisitions, after determination of the contingent consideration, was $8,802,963 and included $4,112,959 in cash paid to the seller and $4,690,004 representing the fair value of the notes payable due to the seller.

On January 30, 2024, the Parent contributed $10,000,000 to fund additional asset purchases and other capital investments.